

June 17, 2010

By facsimile to (312) 701-7711 and U.S. Mail

Michael P. Rissman, Esq.
Executive Vice President, General Counsel, and Secretary
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

> **Re:** **Republic Services, Inc.**
> **Pre-effective Amendments 3 and 4 to Registration Statement on Form S-4**
> **Filed June 9 and 15, 2010**
> **File No. 333-166567**

Dear Mr. Rissman:

We reviewed the filings and have the comments below.

Procedures for Tendering, page 28

1. Please refer to comment 11 in our letter dated June 1, 2010. As requested previously, please revise the phrase "as soon as practicable" so that it reads "promptly" in the last sentence of the penultimate paragraph of this subsection (on page 30).

Exhibit 99.1

2. Please refer to comments three and 11 in our letter dated June 1, 2010. As requested previously, please revise the phrase "as promptly as practicable" so that it reads "promptly" in the last sentence of the last paragraph of Instruction 2.

3. Please refer to comments three and 14 in our letter dated June 1, 2010. As requested previously, please revise the last paragraph of Instruction 2 to indicate that if you waive any condition of the exchange offers as to particular unregistered notes, you will waive the condition for all original notes.

4. Please refer to comments three and 15 in our letter dated June 1, 2010. As requested previously, please revise the last paragraph of Instruction 2 to make clear that all conditions

to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived before the exchange offer's expiration.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Jodi A. Simala, Esq.
Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606